NEUBERGER BERMAN BD LLC

Financial Statements and Supplemental Information

December 31, 2020

(These financial statements and supplemental information should be deemed confidential pursuant to Subparagraph (e)(3) of Rule 17a-5)

(With Reports of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-01068

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (MM/DD/YY) AND ENDING December 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Neuberger Berman BD LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas
(No. and Street)

New York	New York	10104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Chinni 212-476-5916
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Chinni, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Neuberger Berman BD LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York,
County of New York

Signature

Financial and Operations Principal

Title

Notary Public 2/26/2021

ROBERT CIRAOLA
Notary Public, State of New York
Registration #01CI5086542
Qualified In Richmond County
Commission Expires Oct. 20, 20 21

This report ** contains (check all applicable boxes):

This report** contains (check all applicable boxes):

- x (a) Facing Page
- x (b) Oath or Affirmation
- x (c) Statement of Financial Condition
- x (d) Statement of Income
- x (e) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- x (f) Statement of Changes in Member's Capital
- x (g) Statement of Cash Flows
- x (h) Computation of Net Capital Under Rule 15c3-1
- x (i) Exemptive Provision for Broker-Dealers Under Rule 15c3-3
- x (j) Computation of CFTC Minimum Net Capital Requirement
- x (k) Exemption Report Under Rule 17a-5
- x (l) Report of Independent Registered Public Accounting Firm

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Management
Neuberger Berman BD LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Neuberger Berman BD LLC (the Company) as of December 31, 2020, the related statements of income, changes in member's capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II and III, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 and 17 C.F.R. § 1.10. In our opinion, the supplemental information contained in Schedules I, II and III, is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2009.

New York, New York
February 26, 2021

NEUBERGER BERMAN BD LLC

Statement of Financial Condition

December 31, 2020

(In thousands)

Assets		
Cash and cash equivalents	$	12,567
Segregated cash		100
Investments		1,417
Receivables:		
Clearing broker-dealer		215
Total assets	$	14,299
Liabilities and member's capital		
Liabilities		
Broker-dealers	$	3,258
Due to affiliates		468
Accounts payable and accrued expenses		1,323
		5,049
Member's capital		9,250
Total liabilities and member's capital	$	14,299

See accompanying notes to the Financial Statements.

NEUBERGER BERMAN BD LLC

Statement of Income

Year ended December 31, 2020

(In thousands)

Revenues:		
Distribution revenue	$	17,897
Intercompany revenue		31,588
Commissions		2,035
Other income		91
Total revenues		51,611
Operating expenses:		
Intercompany expense		18,901
Distribution fees		16,473
Brokerage, clearing and exchange fees		7,334
Trading Errors		993
Mail, print and supplies expense		531
Regulatory Fees		283
Other expenses		272
Total operating expenses		44,787
Net income	$	6,824

See accompanying notes to the Financial Statements.

NEUBERGER BERMAN BD LLC

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year ended December 31, 2020

(In thousands)

Balance at December 31, 2019	$ -
Balance at December 31, 2020	$ -

See accompanying notes to the Financial Statements.

NEUBERGER BERMAN BD LLC

Statement of Changes in Member's Capital

Year ended December 31, 2020

(In thousands)

Balance at December 31, 2019	$	10,426
Dividends paid to NBIA		(8,000)
Net income		6,824
Balance at December 31, 2020	$	9,250

See accompanying notes to the Financial Statements.

NEUBERGER BERMAN BD LLC

Statement of Cash Flows

Year ended December 31, 2020

(In thousands)

Cash flows from operating activities:		
Net income	$	6,824
Adjustments to reconcile net income to net cash provided by operating activities:		
Net realized and unrealized (gains) from investment activities		(46)
Cash flows due to changes in operating assets and liabilities:		
Receivable from clearing broker-dealer		(65)
Other receivables		10
Payable to broker-dealers		18
Due to affiliates		(1,177)
Accounts payable and accrued expenses		420
Net cash provided by operating activities		5,984
Cash flows from investing activities:		
Proceeds from sale of investments		5,362
Net cash provided by investing activities		5,362
Cash flows from financing activities:		
Dividends paid to NBIA		(8,000)
Net cash used in financing activities		(8,000)
Net change in cash and cash equivalents and restricted cash		3,346
Cash and cash equivalents and segregated cash, beginning of the year		9,321
Cash and cash equivalents and segregated cash, end of the year	$	12,667

Reconciliation of cash and cash equivalents and segregated cash to the Statement of Financial Condition:

Cash and cash equivalents	$	12,567
Segregated cash		100

See accompanying notes to the Financial Statements.

NEUBERGER BERMAN BD LLC

Notes to Financial Statements

December 31, 2020

(Dollars in thousands, except where noted)

(1)   Organization and Description of Business

Neuberger Berman BD LLC, a Delaware limited liability company (NBBD LLC or the Company), is an indirect wholly owned subsidiary of Neuberger Berman Group LLC, a Delaware limited liability company (NB Group), which is a majority owned subsidiary of NBSH Acquisition, LLC, a Delaware limited liability company (NBSH). Neuberger Berman Investment Advisers LLC (NBIA) is the sole member of the Company. NBBD LLC is a registered broker-dealer and registered investment adviser with the Securities and Exchange Commission and a registered introducing broker with the National Futures Association.

NBBD LLC is engaged principally in providing distribution services to registered mutual funds that are part of the Neuberger Berman mutual funds complex (Mutual Funds), acting as broker to certain clients as a placement agent for the sale of certain funds managed by affiliated companies. The Company also introduces certain NBIA clients' securities transactions on a fully disclosed basis through National Financial Services LLC (NFS) for execution and settlement. NFS also serves as custodian for certain of NBIA's clients.

(2)   Significant Accounting Policies

(a)   Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) as set forth in the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC). The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates and assumptions are based on the best available information, actual results could differ from those estimates.

(b)   Cash and Cash Equivalents

Cash and cash equivalents consist of cash held at Citibank, N.A. and other liquid investments that are payable on demand. At December 31, 2020, the Company held money market mutual fund investments of $12.5 million and $0.1 million as cash with Citibank, N.A.

(c)   Segregated Cash

At December 31, 2020, cash of $0.1 million was segregated in a special reserve bank account for the exclusive benefit of customers. Such amounts are not available for the creditors of the Company.

(d) *Investments*

Investments held by the Company are carried at market or fair value, with realized and unrealized gains and losses recognized in the statement of income. Investments in money market funds are valued using the year end quoted net asset value per share.

(e) *Fair Value of Investments*

The Company follows GAAP with respect to fair value measurements, which among other things, requires enhanced disclosure about investments that are measured and reported at fair value. Fair value of a financial instrument is the amount at which the Company believes the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

GAAP establishes a hierarchal disclosure framework, which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. In accordance with GAAP, investments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of fair values in one of the following categories:

Level 1 – Quoted prices are available in active markets for identical investments as of the reporting date. The types of investments included in Level 1 are, among other things, money market funds and listed equities. As required by GAAP, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and the sale of such position would likely deviate from the quoted price.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include fixed income securities.

Level 3 – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs used in the determination of fair value require significant management judgment or estimation. Shares in privately held companies and certain loans and bonds are examples of investments that would be included in this category.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input used to determine the fair value measurement in its entirety requires judgment and includes factors specific to the investment.

(f) *Securities Transactions*

Securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are valued at fair value.

(g) *Revenue Recognition*

Distribution Revenue and Distribution Fees

Distribution revenues consist of fees paid to NBBD LLC from Mutual Funds for the costs of marketing and selling fund shares and are generally determined as a percentage of funds' assets. These revenues accrue daily and are recorded at month end. When NBBD LLC enters into third-party distribution arrangements and marketing support arrangements with third party broker-dealers to sell or market Mutual Funds, distribution fees are accrued for the amounts owed. As the Company is acting in a principal capacity in these transactions, the revenues and expenses are recorded on a gross basis.

Commissions

Brokerage commission revenues are related to securities transactions introduced on behalf of NBIA clients to the Company's clearing firm, NFS. Brokerage commissions for trade execution services and related expenses are recorded on a trade-date basis when the performance obligations are satisfied. Generally, the transaction price is agreed upon at the point of each trade and based upon the number of shares traded or the value of the consideration traded.

Other Income

Other income includes the following:

Dividends and interest income.

Dividends and interest income is accrued as earned.

Net Realized and Unrealized Gains and Losses From Investment Activities

Investment gains and losses include unrealized gains and losses on investments held at fair value and realized gains and losses on investments sold.

(h) *Income Taxes*

The Company is a single member LLC wholly owned by NBIA, which is a partnership subject to New York City Unincorporated Business Tax ("NYC UBT"). The Company is disregarded for income tax purposes and, instead, any NYC UBT income tax amounts are solely those of NBIA. The Company has early adopted ASU 2019-12 'Simplifying the Accounting for Income Taxes' and as such is no longer required to include a tax provision on a proforma basis in its financial statements.

(Dollars in thousands, except where noted)

(i) Expenses

The Company incurs distribution fees for services provided by third parties which are recognized as an expense when incurred and are included in distribution fee expense. The Company incurs brokerage and clearing fees in its capacity as an introducing broker which are expensed as they are incurred. All other operating costs are accounted for as they are incurred.

(j) Adoption of New Accounting Standard

The Company adopted FASB ASC 326-20, *Financial Instruments – Credit Losses.* FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The effects of adoption of the new accounting standard were immaterial to the Company.

(3) Fair Value Measurements

Financial assets and financial liabilities measured at fair value on a recurring basis using the fair value hierarchy levels at December 31, 2020 were as follows:

	December 31, 2020			
	Level 1	Level 2	Level 3	Total
Financial Assets:				
Cash equivalents	$ 12,500	-	-	$ 12,500
Foreign equities	1,375	-	-	1,375
U.S. equities	42	-	-	42
	$ 13,917	-	-	$ 13,917

The following is a description of the valuation methodologies used for NBBD LLC investments measured at fair value on a recurring basis, as well as the general classification of those investments pursuant to the valuation hierarchy:

Cash equivalents – Cash equivalents consist of excess cash invested in various money market mutual funds that are valued based on published net asset values and are included in Level 1 of the valuation hierarchy.

Equities – Equity investments include both U.S. and foreign equity securities. Equity securities generally are valued using unadjusted quoted market prices and are included in Level 1 of the valuation hierarchy.

(Dollars in thousands, except where noted)

(4) Related Party Transactions

Investments include $1.4 million invested in sponsored strategies at December 31, 2020, and included on the statement of income is approximately $46 thousand of net realized and unrealized gains from investment activities in various sponsored strategies.

The Company has entered into an agreement where it sells certain distribution fees receivable to NBIA, without recourse to the Company. The distribution fees receivable are sold at carrying value and in 2020, the Company sold $15.8 million of distribution fees receivable to NBIA.

During 2020, the Company was allocated $0.1 million of expense for its office space, and provided and received a variety of services to and from related parties, which were primarily NB Group and NBIA. The Company clears certain of NBIA clients' securities transactions on a fully disclosed basis through National Financial Services LLC. Under a remuneration agreement between the Company and NBIA, costs incurred in performing these services in excess of commission revenues generated are charged back to NBIA under the terms stipulated in the agreement. The Company was allocated $18.9 million in compensation expense by NBIA which is reflected as Intercompany expense on the statement of income. For 2020, NBBD LLC charged NBIA $31.6 million under the agreement which is reflected as Intercompany revenue on the statement of income. The Company also reimburses NB Group for various expenses paid on its behalf. At December 31, 2020, the Company owed NB Group $0.5 million which is reflected on the statement of financial condition under "Due to affiliates".

The Company, as a single member LLC, is a disregarded entity for tax purposes. The Company is wholly owned by NBIA, which is a partnership subject to New York City unincorporated business tax ("NYC UBT"). The Company is not itself a taxpayer nor is it considered an entity for NYC UBT purposes. Instead, any NYC UBT is accrued and paid by NBIA.

(5) Commitments and Contingencies

Litigation and Contingencies

From time to time, NBBD LLC is involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its business. NBBD LLC recognizes liabilities for contingencies when there is an exposure that, when analyzed, indicates it is both probable that a liability will be incurred and the amount of such liability can be reasonably estimated. When a range of probable liability can be estimated, NBBD LLC accrues the amount it has determined it is most likely to incur. If the amount is not determinable, NBBD LLC accrues the minimum of the range of probable loss. The Company's management believes, based on currently available information, advice of counsel, and established reserves, that the eventual outcome of such proceedings, in the aggregate, will not have a material adverse effect on NBBD LLC's financial condition, results of operations or liquidity.

(Dollars in thousands, except where noted)

(6) Capital Requirements

As a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc., NBBD LLC is subject to the Securities Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1. NBBD LLC is also a member of the National Futures Association and is subject to the Commodity Futures Trading Commission's (CFTC) Rule 1.17.

Under these rules, the Company is required to maintain minimum net capital, as defined, of not less than the greater of; a) 2% of aggregate debit items arising from customer transactions; b) $45 under CFTC Rule 1.17, or c) $250 under SEC Rule 15c3-1. As of December 31, 2020, NBBD LLC had net capital of approximately $7.6 million, which exceeded the minimum net capital requirement by approximately $7.3 million. Based on applicable regulatory requirements, the Company may not withdraw equity capital if its net capital falls below certain specified levels, as defined.

(7) Subsequent Events

The Company's management has evaluated events occurring after the date of the financial statements (subsequent events) through the date the financial statements were available to be issued. All subsequent events requiring recognition have been incorporated into these financial statements.

The Company is monitoring the ongoing developments related to COVID-19 with a particular focus on two areas: the safety and health of its employees, and the ability to continue to conduct effectively its business operations. The Company currently has not experienced an adverse impact on its operating model, but acknowledges it is too difficult to predict the full extent of the current outbreak. The Company will continue to monitor the developments of the pandemic and adapt the Company's operations and processes as necessary.

SUPPLEMENTAL INFORMATION

NEUBERGER BERMAN BD LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2020

(In thousands)

Net capital:		
Total member's capital	$	9,250
Deductions and charges:		
Other capital charges		(5)
Total deductions and charges		(5)
Net capital before haircuts on security positions		9,245
Haircuts on securities:		
Money market funds		(250)
Other securities		(1,382)
Total haircuts		(1,632)
Net capital	$	7,613
Computation of alternative net capital requirement:		
Net capital	$	7,613
Minimum dollar net capital requirement		250
Excess net capital	$	7,363
Net capital in excess of 120% of minimum net capital requirement	$	7,313

There are no material differences between the above computation and that reported in the unaudited
Form X-17A-5 FOCUS Report filed as of December 31, 2020.

See accompanying report of independent registered public accounting firm.

NEUBERGER BERMAN BD LLC

Exemptive Provision for Broker-Dealers Under Rule 15c3-3

December 31, 2020

Neuberger Berman BD LLC is exempt from reserve requirements pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. We meet the exemption provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and are also filing the exemption report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5.

See accompanying report of independent registered public accounting firm.

NEUBERGER BERMAN BD LLC

Computation of CFTC Minimum Net Capital Requirement

December 31, 2020

(in thousands)

(A) Risk–based requirement	$	-
(B) Minimum CFTC net capital requirement		45
(C) Other SEC requirement		250
(D) Minimum CFTC net capital requirement (the greater of lines A, B, or C)		250
CFTC early warning level (150% of minimum net capital requirement)	$	375

There are no material differences between the above computation and that reported in the unaudited Form X-17A-5 FOCUS Report filed as of December 31, 2020.

See accompanying report of independent registered public accounting firm.

SUPPLEMENTARY REPORTS

Neuberger Berman BD LLC
Exemption Report

Neuberger Berman BD LLC (NBBD LLC or the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange and Commission (17 C.F.R. § 240.17a-5, "Reports To Be Made By Certain Broker-Dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, NBBD LLC states the following:

(1)   The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k)(2)(ii);

(2)   The Company met the identified exemption provision in 17 C.F.R. §240 15c3-3(k) throughout the most recent fiscal year without exception; and

(3)   The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 are limited to participating in distributions of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Neuberger Berman BD LLC

I, Michael Chinni, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

_____
Michael Chinni
Chief Financial Officer

February 26, 2021



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Management
Neuberger Berman BD LLC:

We have reviewed management's statements, included in the accompanying Neuberger Berman BD LLC Exemption Report (the Exemption Report), in which Neuberger Berman BD LLC (the Company) identified the following provision of 17 C.F.R. § 240.15c3-3(k)(2) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (2)(ii), and is filing the exemption report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities are limited to participating in distributions of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2020 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

New York, New York
February 26, 2021